
January 24, 2014

<u>Via E-mail</u>
Doyal Bryant
Chief Executive Officer
UBL Interactive, Inc.
6701 Carmel Road, Suite 202
Charlotte, NC 28226

> **Re: UBL Interactive, Inc.**
> **Registration of Securities on Form 10**
> **Filed May 14, 2013**
> **File No. 000-54955**

Dear Mr. Bryant:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via E-mail</u>
Marcelle Balcombe
Sichenzia Ross Friedman Ference LLP